SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 12, 2017

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure: Shelf Offering Report - Issuance Results in accordance with a Shelf Offering Report

December 12, 2017

To Tel-Aviv Stock Exchange Ltd. (via the Magna)	To Israel Securities Authority (via the Magna)

Dear Sir/Madam,

Re: Partner Communications Company Ltd. ("the Company")-Immediate Report
regarding the Issuance Results in accordance with a Shelf Offering Report

The Company respectfully wishes to give notice of the issuance results in accordance with a shelf offering report of the Company, dated December 10, 2017 (reference no.: 2017-02-114993) (the "Offering Report"), published pursuant to the Company's shelf prospectus dated June 3, 2015, the validity of which was extended until June 2, 2018.

1.
In accordance with the Offering Report, the Company offered the public debentures as follows: up to NIS 455,000,000 par value registered debentures (Series F) of NIS 1 nominal value each, that were offered by way of an expansion of a series, are not linked to any index. The debentures (Series F) were offered in 455,000 units by way of a tender on the unit price, which shall not be less than NIS 1,027 per unit and the composition of each unit is NIS 1,000 nominal par value (Series F). "). The Debentures (Series F) bear fixed annual interest at the rate of 2.16% and are not linked (principal and interest) to any linkage base.

2.	The following are the results of the tender for the purchase of the units of the debentures (Series F) that took place on December 11, 2017:

a.
In the tender, 48 orders were received for the purchase of 389,483 units of the debentures (Series F), of classified investors, in accordance with their prior undertakings as specified in the Offering Report (hereinafter: "Classified Investors") and no orders were received from the public.

b.	The unit price determined in the tender is NIS 1,027 (hereinafter: "the Uniform Price").

c.	Pursuant to the terms of the offer 389,483 units of debentures (Series F) were allotted, as follows:

i.	34 orders of Classified Investors for the purchase of 289,389 units of debentures (Series F), stating a price higher than the Uniform Price, were fully accepted.

ii.	14 orders of the Classified Investors for the purchase of 100,094 units of debentures (Series F), stating the Uniform Price- were fully accepted.

3.	The immediate gross proceeds which are expected to be received by the Company in the framework of the public offering amount to NIS 400 million.

The Company expresses its gratitude to the investors for their participation in the offering under the Offering Report.

Sincerely Yours, Partner Communications Company Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ David (Dudu) Mizrahi
Name: David (Dudu) Mizrahi
Title: Chief Financial Officer

Dated: December 12, 2017